Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-34512

          PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED DECEMBER 22, 2000)


                       MAGNITUDE INFORMATION SYSTEMS, INC.
                              19,467,160 Shares of
                                  Common Stock
                                       of
               Magnitude Information Systems, Inc. (the "Company")

         The Prospectus, dated December 22, 2000 (the "Prospectus"), relating to the offering for resale of up to 19,467,160 shares of the Company's common stock, which were issued and sold in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, is hereby supplemented as set forth below.

1. The notice entitled "THIS INVESTMENT INVOLVES CERTAIN HIGH RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8" appearing on page 2 of the Prospectus is hereby supplemented by the attached revised page 2, which substitutes the page number "10" with the page number "8", and is intended to replace the existing page 2 of the Prospectus.

2. The subsection entitled "Risk Factors" appearing on page 8 of the Prospectus is hereby supplemented by updating and substituting the phrase "nine month period" for the phrase "six month period" and by substituting the page reference to page "8" for the page reference "10" and this subsection appearing on the attached page 7 is intended to replace this section on existing page 8 of the Prospectus.

3. The risk factor entitled "Substantial Losses-Lack of Profitability" appearing on page 9 of the Prospectus is hereby supplemented by updating and substituting the phrase "nine month period" for the phrase "six month period"; in addition, the risk factor entitled "Additional Financing Requirements" also appearing on page 9 of the Prospectus is hereby supplemented by updating and substituting (a) the date "December 18, 2000" for the date "July 18, 2000" and (b) the name "Torneaux Fund Ltd." for the name "Torneaux Ltd." and these sections appearing on the attached page 8 are intended to replace these sections found on existing page 9 of the Prospectus.

4. The risk factors entitled "Limited Operating History" and "Uncertainty of Market Acceptance" appearing on page 10 of the Prospectus are hereby supplemented by updating and substituting the phrases "nine month period" for the phrases "six month period" and these risk factors appearing on the attached page 9 are intended to replace these risk factors found on existing page 10 of the Prospectus.

        The date of this Prospectus Supplement No. 1 is January 17, 2001

5. The risk factor entitled "Dependence Upon Key Personnel" appearing on page 11 of the Prospectus is hereby supplemented by updating the title of Steven
     D. Rudnik from "President and Chief Executive Officer" to "Chief Executive Officer" and by adding Mr. John Duncan, the Company's current President, to this section and this section appearing on the attached page 10 is intended to replace this sectrion found on the existing page 11 of the Prospectus.

6. The section "DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES" appearing on page 28 of the Prospectus is hereby supplemented by (a) updating the titles of Steven D. Rudnik by deleting the title "President" and the titles of John C. Duncan by deleting the title "Executive Vice President" and substituting the titles "President, Chief Operating Officer"; (b) updating the title of Steven D. Rudnik in the section
     "Resumes" by deleting the title "President" and by inserting the new sentence "Subsequently, pursuant to Mr. Rudnik's initiative, the Board of Directors appointed John Duncan President and Chief Operating Officer in October, 2000" and this section appearing on the attached page 29 is intended to replace this section found on existing page 28 of the Prospectus.

7. The section "John C. Duncan" appearing on page 29 of the Prospectus is hereby supplemented by updating the titles of John C. Duncan by (a) deleting the title "Executive Vice President" and substituting the titles "President, Chief Operating Officer" and (b) inserting the new sentence " In October, 2000, the Board of Directors appointed Mr. Duncan President and Chief Operating Officer of the Company." and this section found on the attached page 30 is intended to replace this section found on the existing page 29 of the Prospectus.

8. The section "Employment Agreements" appearing on page 32 of the Prospectus is hereby supplemented by (a)updating Mr. Steven D. Rudnik's title, substituting the phrase " its current Chief Executive Officer" in place of the phrase "its current President and Chief Executive Officer" and (b) inserting the new sentence " In October, 2000 and pursuant to Mr. Rudnik's initiative, the Board of Directors appointed John Duncan President and Chief Operating Officer of the Company." found in the first paragraph of this section; (c) updating Mr. John Duncan's title, substituting the phrase "its current President and Chief Operating Officer" in place of the phrase "its current Executive Vice President" and (d) inserting the new sentence "In October, 2000, the Board of Directors appointed Mr. Duncan President and Chief Operating Officer" found in the last paragraph of this section and this section found on the attached page 32 is intended to replace this section found on existing page 32 of the Prospectus.

9. The section "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" appearing on page 32 of the Prospectus is hereby supplemented by (a) updating Mr. Steven Rudnik's title, substituting the designation "CEO" in place of the the titles "Pres., CEO" and (b) updating Mr. John Duncan's title, substituting the title designations "Pres., COO" in place of the title "Exec. VP" and this section appearing on the attached page 33 is intended to replace this section found on the existing page 32 of the Prospectus.

10. The last paragraph of the section "Liquidity and Capital Resources" appearing on page 47 of the Prospectus is hereby supplemented by (a) updating the date of the signing of the new Common Stock Purchase Agreement, substituting the date "December 18, 2000" in place of the date "July 18, 2000" and (b) changing the name of the contract party to "Torneaux Fund Ltd." from "Torneaux Ltd." and this paragraph appearing on the attached page 47 is intended to replace this paragraph found on the existing page 47 of the Prospectus.

         You may contact Magnitude at Magnitude's principal executive offices located at 401 State Route 24, Chester, New Jersey 07930 or by phone at
(908)879-2722. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ---------------
             THIS INVESTMENT INVOLVES CERTAIN HIGH RISKS. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 8.
                                 ---------------
                 The date of this prospectus is December 22, 2000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Risk Factors               An investment in the Company's Common Shares is
                           highly speculative and any purchasers will suffer substantial dilution per Common Share compared to the purchase price. The Company has suffered losses for the nine month period ended September 30, 2000 of $1,594,527, losses of $2,391,948 during 1999 and
                           $2,530,909 during 1998. The Company will need additional funding. No person should invest in the Common Shares of the Company who cannot afford to risk the loss of his or her entire investment.
                           See "Risk Factors" at page 8.






                           FORWARD LOOKING STATEMENTS

         When  used in this  Prospectus,  the  words  or  phrases  "will  likely result," "are expected to," "will continue," "is anticipated," "estimate," "projected," "intends to" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to economic conditions, changes in laws or regulations, the Company's history of operating losses, demand for its software products and services, newly developed technologies and software, regulatory matters, protection of technology, lack of industry standards, the ability to obtain contracts and licensing sales, the effects of competition and the ability of the Company to obtain additional financing. Such factors, which are discussed in "Risk Factors," "Business" and "Management's Discussion and
Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with undue reliance on any such forward-looking statements, which speak only as of the date made. See "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  RISK FACTORS

     You should carefully consider the risks described below when evaluating your ownership of the Magnitude common stock. The risks and uncertainties described below are not the only ones Magnitude faces. Additional risks and uncertainties we are presently not aware of or that we currently consider immaterial may also impair Magnitude's business operations.

     If any of the following risks actually occurs, Magnitude's business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the Magnitude common stock could decline significantly.

Substantial Losses - Lack of Profitability.

     We have a history of losses and if we do not achieve profitability we may not be able to continue our business in the future. We have incurred substantial operating losses since our inception, which has resulted in an accumulated deficit of approximately $11,298,013 as of December 31, 1999 of which approximately $7 million are attributable to its discontinued hardware product line. For the fiscal years ended December 31, 1999 and 1998, we incurred losses of $2,391,948 and $2,530,909, respectively. For the nine month period ended, September 30, 2000, we had additional losses of $1,594,527. We have financed our operations primarily through the sales of equity and debt securities. Our expense levels are high and our revenues are difficult to predict. We anticipate incurring additional losses until we increase our client base and revenues. We may never achieve or sustain significant revenues or profitability. If we are unable to achieve increased revenues, we will continue to have losses and may not be able to continue our operations.

Additional Financing Requirements.

     We could be required to cut back or stop operations if we are unable to raise or obtain needed funding. Our ability to continue operations will depend on our positive cash flow, if any, from future operations or our ability to raise additional funds through equity or debt financing. In February, 2000 we received a firm commitment for private financing of $3.0 million of equity in order to obtain the working capital necessary to continue to finance our operations and execute our business plan. Although we anticipate that future revenues and our current cash balance will be sufficient to fund our current operations and capital requirements for the current fiscal year, we cannot give you any assurance that we will not need additional funds before such time. On December 18, 2000, we signed an agreement with Torneaux Fund Ltd., a Bahamian Island based company that may permit us to sell between $1.2 million and $4.2 million worth of our common shares, at our option and at discounts ranging from 9.5% to 12% of the average market price of our common shares, depending upon our successful registration of additional Company common shares under federal securities laws and depending upon the prevailing market price of our common stock. Other than this possibility to sell additional equity and obtain funds, we have no current arrangements for additional financing and we may not be able to obtain additional financing on commercially reasonable terms, if at all. We could be required to cut back or stop operations if we are unable to raise or obtain funds when needed.

Limited Operating History.

     We have a limited operating history as a software product company and have made only limited sales of our products. Our total revenues for software sales and licenses for the years ended December 31, 1999 and 1998 were approximately $260,703 and $72,486, respectively. For the nine month period ended September 30, 2000 we have revenues of only $348,003.
Uncertainty of Market Acceptance.

     Our revenues depend on sales of our specialized software products and we are uncertain whether there will be broad market acceptance of these products. Our revenue growth for the foreseeable future is largely dependent upon increased sales of our ErgoManagerTMsuite of software products. Since the introduction of our ErgoManagerTM software products in November, 1998 and through December 31, 1999 revenue from our software products has been approximately $270,000 (prior to this time, we had sales of approximately $63,000 based upon a predecessor version of the ErgoManagerTM software}. For the nine month period ended September 30, 2000, we had revenues from the sales of software product licenses of $329,342. Our future financial performance will depend upon the successful introduction and customer acceptance of our ErgoManagerTM software products as well as the development of new and enhanced versions of this product as well as other related software products that may be developed in the future. Revenue from products such as ErgoManagerTM depend on a number of factors, including the influence of market competition, technological changes in the ergonomic workplace market, our ability to design, develop and introduce enhancements on a timely basis and our ability to successfully establish and maintain distribution channels. If we fail to achieve broad market acceptance of our ErgoManagerTM products, it would have a material adverse effect on our business, operating results and financial condition.

Lack of Distribution Network and Strategic Relationships.

     Inability to enter into strategic relationships with indirect channel partners could have a material adverse effect on us. As part of our sales and marketing efforts, we are seeking to develop strategic relationships with indirect channel partners, such as original equipment manufacturers and resellers. We have limited financial, personnel and other resources to undertake extensive marketing activities ourselves. Therefore, our software products will depend on our ability to develop and maintain strategic marketing relationships with indirect channel partners and their ability to market and distribute our software products. If we are unable to enter into and maintain such arrangements or if such arrangements do not result in the successful commercialization of our software products, then this could have a material adverse effect on our business, operating results and financial condition.

 Possible Loss of Entire Investment.

     The common stock offered hereby is highly speculative, involves a high degree of risk and should not be purchased by any person who cannot afford the loss of his entire investment. A purchase of our common stock in this offering would be unsuitable for a person who cannot afford to sustain such a loss.

Dependence Upon Key Personnel.

     We are substantially dependent upon the continued services of Steven D. Rudnik, our Chief Executive Officer, and John Duncan, our President. The loss of the services of either Mr. Rudnik or Mr. Duncan through incapacity or otherwise would have a material adverse effect upon our business and prospects. To the extent that their services become unavailable, we will be required to retain other qualified personnel, and there can be no assurance that we will be able to recruit and hire qualified persons upon acceptable terms. We do, however, maintain key person life insurance on the life of Mr. Rudnik in the amount of $1 Million.

     In addition, we believes that our future prospects will depend in large part upon our ability to attract, train and retain highly-skilled technical, managerial, sales and marketing personnel. However, competition for personnel in the software industry is intense, and, at times, we have had difficulty locating candidates with appropriate qualifications within various desired geographic locations, or with certain industry-specific expertise. If our competitors increase their use of non-compete agreements, the pool of available technical personnel may further narrow in certain jurisdictions, even if the non-compete agreements are ultimately unenforceable. The failure to attract, train, retain and manage productive sales and sales support personnel would have a material adverse effect on our business, financial condition and results of operations.

     If we lose the services of one or more of our key employees, our business, operating results, financial condition or business prospects could be materially adversely affected. We have several programs in place to retain key personnel, including granting of stock options that vest annually over four or five years. A number of key employees have vested stock options with exercise prices lower than our current stock price. These potential gains provide these employees the economic freedom to explore personal objectives both within and outside of our Company, which may result in the loss of one or more key employees during the coming years.

     It is widely recognized that the software industry in which we compete is at or beyond a condition of full employment. We may not be able to attract, train and retain the personnel it requires to develop, market, sell and support new or existing software or to continue to grow. Also, to penetrate successfully key vertical markets, we must attract, train and retain personnel with industry-specific expertise.

Penny Stock Regulations

     The Securities Enforcement Penny Stock Act of 1990 requires specific disclosure to be made available in connection with trades in the stock of companies defined as "penny stocks". The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (I) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risk associated therewith aswell as the written consent of the purchaser of such security prior to engaging in a penny stock transaction. The regulations on penny stocks may limit the ability of the purchasers of our securities to sell their securities in the secondary marketplace. Our common stock is currently considered a penny stock.

There is Intense Competition in the Industry

     The market for ergonomic application software is expected to become intensely competitive. Although we are not aware of any ergonomic software that competes with our ErgoManagerTM software products currently, competitors will certainly enter this marketplace. Although we believe our success will be due in part to our early entry into the computer workplace market, we expect other software product manufacturers to develop and sell similar products.

     Intense competition could lead to increased price competition in the market, forcing us to reduce prices. As a result, our gross margins may decline and we may lose our first-to-market advantage which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may be unable to compete successfully with any new competitors.
                                       10

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES


The names and ages of all directors and executive officers of the Company are as follows:

  Name                 Positions                  Term  Served (Expires)

Steven D. Rudnik     Director (Chairman           Jan. 8, 1999  (2001)
                     of the Board),
                     Chief Executive              Feb. 2, 1998 (March 2, 2003)
                     Officer

John C. Duncan       Director                      May 17, 1999 (2001)
                     President, Chief Operating    July 1, 1999  (July 1, 2004)
                     Officer

Joerg H. Klaube      Vice President, Secretary,   Jul.31, 1997 (April 15, 2002)
                     Chief Financial Officer

Steven L. Gray       Director                      May 18, 2000  (2001)

Ivano Angelastri     Director                      May 18, 2000   (2001)

Joseph J. Tomasek    Director                      Dec. 23, 1999 (2001)


         There are no family relationships among the Company's Officers and Directors.

     All Directors of the Company hold office until the next annual meeting of the shareholders and until successors have been elected and qualified. Executive Officers of the Company are appointed by the Board of Directors at meetings of the Company 's Directors and hold office until they resign or are removed from office.

Resumes:

     Steven D. Rudnik , Age 40 - Chief Executive Officer and Director. Mr. Rudnik joined the Company in February 1998 with the acquisition of Rolina Corporation, co-founded by Mr. Rudnik in 1996 and at that time, was appointed President and CEO of Proformix Software. Mr. Rudnik was appointed President and Chief Executive Officer, and elected to the Board of the Company, in January 1999. Subsequently, pursuant to Mr. Rudnik's initiative, the Board of Directors appointed John Duncan President and Chief Operating Officer in October, 2000. Mr. Rudnik has extensive experience in software product development and an operational background in software companies extending over the past 20 years. In 1983, Mr.Rudnik joined Randall-Helms International, Inc. Over the next 13 years, he conceived and developed four independent families of stock market modeling software products aimed at the worldwide Institutional Investor market. Over this time, these product families generated over $25 million in sales, to more than 400 clients in 23 countries. Mr. Rudnik was Executive VP Development and Partner at the time Randall-Helms was sold in 1995.

     John C. Duncan , Age 42 - President, Chief Operating Officer and Director. Until January 1999, Mr. Duncan was the Director of the Department of Industrial Relations (DIR) of the State of California. In that capacity, he was the principal advisor to Governor Pete Wilson on labor and employment issues and served in his cabinet. In October, 2000, Board of Directors appointed Mr. Duncan President and Chief Operating Officer of the Company. Mr. Duncan was
instrumental in California becoming the first state to enact ergonomic regulations to help protect workers from repetitive stress injuries. As Director of the California DIR, Mr. Duncan supervised the Cal/OSHA program and eleven other divisions of the State government, including the Labor Commissioner's Office and the Division of Workers Compensation. He was responsible for the supervision of 3,000 State employees and an annual budget of $220 Million.

     Joerg H. Klaube , Age 58 - Chief Financial Officer. Joined Magnitude, Inc. in December 1994 as Vice President Finance & Administration. From 1993 to 1994 he was Vice President Administration for Comar Technologies Inc., a computer retail firm, and from 1983 to 1993 Chief Financial Officer for Unitronix Corporation, a publicly traded software design and computer marketing firm. Prior to that, Mr.Klaube was employed for 16 years with Siemens Corp., the US subsidiary of Siemens AG, where he served most recently as Director of Business Administration for its Telecommunications Division. He graduated from the Banking School in Berlin, Germany, and holds an MBA degree from Rutgers University.

     Steven L. Gray, age 51 years, is a resident of Venice, Florida. For the past 3-1/2 years, Mr. Gray has served as the President and is a shareholder of a private Florida corporation engaged in the retail distribution of nutritional products. This corporation has a customer base in nine countries. Prior to that time, Mr. Gray ran his own real estate development company, specializing in the design and construction of multi-family housing.

     Ivano Angelastri, age 37 years, is a resident of Zurich, Switzerland. Mr. Angelastri has served as Managing Director of T&T Capital Trading, a securities brokerage firm located in Zug, Switzerland, since January, 1999, offering to select and institutional clients financial advisory and portfolio management services. Prior to his current position, Mr. Angelastri served as Managing Director of Megan Services where he also performed financial advisory and portfolio management services.

     Joseph J. Tomasek , Age 53 - Director. Mr. Tomasek was appointed a director in February 2000. He has been engaged in the private practice of corporate and securities law in his own law firm for the last ten years. Mr. Tomasek was appointed to serve as general counsel for the Company in 1999. In addition to his work with the Company, Mr. Tomasek represents several other clients in the United States and Europe in corporate finance matters.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

     The Company is not subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of September 30, 2000, the record and beneficial ownership of Common stock of the Company by each officer and director, all officers and directors as a group, and each person known to the Company to own beneficially, or of record, five percent or more of the outstanding shares of the Company:

Title         Name and Address of                        Amount and Nature of      Percent
of Class      Beneficial Owner          Title            Beneficial Ownership (1)  of Class
Common        Steven D. Rudnik, CEO, Director             2, 302,778 (2)             12.45%
Stock         John C. Duncan, Pres., COO, Director           510,000 (3)              3.05%
              Joerg H. Klaube, CFO,                          110,000 (4)               **
              Howard G. Siegel, VP                         1,057,166 (7)              6.13%
              Joseph J. Tomasek, Director                     50,000 (3)               **
              Ivano Angelastri, Director                   1,050,000(11)              6.09%
              Steven Gray, Director                          537,000(12)              3.21%

              Address of all persons above:  c/o the Company.
              All Directors and Officers                   5,606,824                 25.72%
              as a Group (8 persons)

              Michael G. Martin                                    1,750,000 (8)      9.75%
              12 Tillman Ct., Bridgewater, NJ
              Schuerch Asset Management                            1,578,500 (9)      8.88%
              Tellstrasse 21, St.Gallen, Switzerland
              Viviana Partners, L.P.                               1,260,000 (10)     7.22%
              1 Sansome Str., San Francisco, CA
              Liechtensteinische                                   2,167,280 (13)     11.80%
              Landesbank
              Zurich, Switzerland

** less than 1%
----------------------------
(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days of March 28, 2000. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within such date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnote to this table and pursuant to applicable community property laws, the Company believes based on information supplied by such persons, that the persons named in this table have sole voting and investment power with respect to all shares of Common Stock which they beneficially own.
(2) Includes deferred compensation of 150,000 shares, options to acquire 1,325,000 shares and conversion rights for appr.750,000 shares..
(3)  Represents  options to acquire  the same  number of  shares.
(4)  Includes options to acquire 100,000 shares.
(5) Includes 22,222 shares held by an affiliate and options to acquire 20,000 shares.
(6) Includes options to acquire 129,866 shares and conversion rights for approx. 194,926 shares.
(7) Includes warrants for 424,000 shares and 141,666 shares issuable for past services..
(8) Includes options for 750,000 shares and preferred stock convertible into 1,000,000 shares.
(9)  Includes options and warrants for 1,023,900 shares.
(10) Includes warrants for 600,000 shares.

     To further augment available financial resources, the Company on December 18, 2000, entered into a Common Stock Purchase Agreement with Torneaux Fund Ltd., an investment fund headquartered in the Commonwealth of The Bahamas (the "Fund"), which provides for an Equity Draw Down facility which may be utilized by the Company at its option and whereby the Fund during a period of 14 months if and when called upon by the Company will purchase newly to be issued and registered common stock of the Company at discounts ranging from 9.5% to 12% of average market prices, up to an aggregate total amount of between $1.2 Million and $4.2 Million, depending upon certain market price and other criteria. Owing to the current market price of the Company's common stock, the terms of the agreement preclude utilization of the facility at this time, however, management believes that funds from the above described capital transactions will provide for adequate liquidity and financial resources, sufficient to cover present and anticipated future operations during the current and well into the next fiscal year.


Fiscal Year Ended December 31, 1999, Compared to Fiscal Year Ended December 31, 1998

     The selected financial information presented below under the captions "Statement of Operations" and "Balance Sheet" for the years ended December 31, 1999 and 1998 is derived from the audited financial statements of the Company and should be read in conjunction with the financial statements and notes thereto.

SELECTED FINANCIAL DATA

Balance Sheet                                                   December 31,
                                                       1999                        1998
                                                     ---------                   --------
         Total assets .............................. $  2,220,223             $   2,098,207
         Current liabilities .......................    4,465,413                 2,718,240
         Long-term debt ............................       35,755                 1,441,839
         Working capital (deficit) .................   (3,541,257)               (2,145,611)
         Shareholders' Equity (deficit) ............ $ (2,280,945)             $ (2,061,872)

Statement of Operations                                   For The Year Ended December 31,
                                                        1999                        1998
                                                       ----------               ----------
         Hardware revenues ......................... $      2,850              $  2,853,969
         Software revenues .........................      260,703                    72,486
         Total revenues ............................ $    263,553              $  2,926,455
         Operating loss ............................   (2,642,989)               (2,588,762)
         Loss before extraordinary items ...........   (2,882,322)               (3,130,621)
         Net loss ..................................   (2,391,948)               (2,530,909)

         Net loss per common share ................. $      (0.28)             $      (0.58)
         Number of shares used in computing
         per share data ............................    8,486,443                  4,324,292